UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG to Make Mitsubishi UFJ NICOS a 100% Owned Subsidiary Via Simplified Share Exchange

Tokyo, May 15, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced that it has today decided to enter into a share exchange agreement with consolidated subsidiary Mitsubishi UFJ NICOS Co., Ltd. (MUN), under which MUN will become a 100% owned subsidiary of MUFG.

In conjunction with this agreement, MUFG and MUN, together with The Norinchukin Bank (Norinchukin), have today reached agreement with regards to an initiative to strengthen and expand their strategic alliance in the retail business. For details, please refer to Norinchukin and MUFG to Strengthen and Expand Retail Business Alliance, jointly issued today by MUFG, MUN and Norinchukin.

As this share exchange is of a simplified type intended to convert a consolidated subsidiary into a 100% owned subsidiary, some disclosure items are omitted.

1. Purpose of the share exchange

MUFG has resolved to make MUN a 100% owned subsidiary through this share exchange to effect a shift in posture enabling a more flexible response to changes in the business environment and the swift pursuit of group synergies.

2. Overview of the exchange

(1) Schedule

Decision to conclude share exchange agreement (MUFG, MUN)	May 15, 2017
Endorsement of share exchange agreement (MUFG, MUN)	May 15, 2017
Approval by resolution at general meeting of shareholders (MUN)	May 15, 2017
Effective date	October 1, 2017 (scheduled)

(Note 1)	MUFG will effect this share exchange under Article 796 Paragraph 2 of the Companies Act, and thus it is not subject to approval at a general meeting of shareholders.

(Note 2)	The above schedule is subject to revision upon agreement of the two parties as necessary for the advancement of procedural matters to effect the exchange.

(2) Share exchange method

This share exchange agreement will be executed with MUFG as the 100%-owning parent and MUN the 100% owned subsidiary.

(3) Allocations

MUFG will pay ¥50,000,000,000 to the only holder of MUN common stock other than MUFG in exchange for its entire holdings of MUN common stock.

(4) Disposition of warrants or bonds with warrants attached of the 100% owned subsidiary

Not applicable.

3. Approach to the calculation of allocations under this share exchange

With regards to the calculation of allocations under this share exchange agreement, MUFG entrusted PwC Advisory LLC (PwC), an independent third party, with the task of evaluating the equity value of MUN common stock. To adequately reflect the value of future business activities, PwC utilized the dividend discount model, a method widely employed for the valuation of financial institutions.

MUFG and MUN, upon discussion and in reference to this calculation of equity value by that independent third party, decided to pay ¥50,000,000,000 to the only holder of MUN common stock other than MUFG in exchange for its entire holdings of MUN common stock. Regarding the above calculations, due to the effects of systems integration and other factors, future projected profit plans submitted by MUFG to PwC that form the basis of the dividend discount model method are expected to fluctuate significantly from fiscal year 2018 to 2023.

4. Overview of parties to the share exchange

(As of May 15, 2017)

	100%-owning parent		100% owned subsidiary
Name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ NICOS Co., Ltd.
Address	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan		3-33-5 Hongo, Bunkyo-ku, Tokyo, Japan
Name and title of representative	President & Group CEO: Nobuyuki Hirano		President and Representative Director: Haruo Inoue
Business description	Bank holding company		Credit card business
Capital	¥2,141.5 billion		¥109.3 billion
Date established	April 2, 2001		June 7, 1951
Shares outstanding	14,168,853,820 shares		2,278,539,531 shares
Fiscal year end	March 31		March 31
Major shareholders and ownership (as of March 31, 2017)	Japan Trustee Services Bank, Ltd. (trust account)	5.21%	Mitsubishi UFJ Financial Group, Inc.	84.98%
	The Master Trust Bank of Japan, Ltd. (trust account)	4.23%	The Norinchukin Bank	15.02%
	Japan Trustee Services Bank, Ltd. (trust account 5)	1.93%
Financial condition and business performance	Fiscal year ended March 2017 (consolidated)		Fiscal year ended March 2017 (consolidated)
Net assets	¥16,658.3 billion		¥162.8 billion
Net total assets	¥303,297.4 billion		¥2,153.9 billion
Net assets per share	¥1,137.77		¥71.46
Ordinary income (operating revenue)	¥5,979.5 billion		¥275.2 billion
Operating income	—		-¥6.5 billion
Ordinary profits	¥1,360.7 billion		-¥5.9 billion
Profits attributable to owners of parent	¥926.4 billion		-¥28.1 billion
EPS	¥68.27		-¥12.35

5. Outlook

This share exchange is not expected to have any material impact on MUFG’s consolidated financial results for the fiscal year ending March 2018.

*            *             *

Contact: Mitsubishi UFJ Financial Group Corporate Communications Division Media Relations Office 81-03-3240-7651